Exhibit 99.40

encore Energy Corp. Announces Uranium Sales Agreement

TSX.V: EU

OTCQB:ENCUF

www.encoreenergycorp.com

CORPUS CHRISTI, Texas, Aug. 4, 2021 /CNW/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the "Company") is pleased to announce, as stated in the Company's objective to advance its South Texas uranium facilities towards production, encore has executed a uranium purchase and sales agreement ("Agreement") with UG USA, Inc. The 5-year Agreement covers 2 million pounds U308 of produced uranium with significant delivery flexibility for market related pricing.

Paul Goranson, encore Energy Chief Executive Officer said, "We recently provided an update on our South Texas Production Facilities that outlined our production strategy. The uranium sales agreement, immediately secures a customer for a portion of our expected production. The Agreement also allows us to leverage to what we expect will be a significantly improved uranium market. We truly appreciate our relationship with UG USA and are excited to execute our first uranium sales agreement as encore fulfills its strategy to become America's newest ISR uranium producer."

Within the acquisition of the Westwater Resources Inc. uranium assets from encore acquired a legacy uranium sales agreement with UG USA, Inc. that was structured for market conditions in 2006. encore successfully terminated this legacy agreement and committed to a mutually agreed cancellation fee.

UG USA, Inc., a subsidiary of Orano, is an international uranium trading company.

About encore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy's opportunities are created from the Company's transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

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SOURCE encore Energy Corp.

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For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com, www.encoreenergycorp.com

CO: encore Energy Corp.

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